Elizabeth Peyton (b. 1965)



After reviewing 37 examples, we acquired our first work by the modern romantic, Elizabeth Peyton, which was once housed in the collection of famed American Designer, Marc Jacobs.

INVESTMENT THESIS

Initial Offering Price
$501,000

Offering Circular
sec.gov

Similar Sales | Record Price | Repeat Sales



$2.5m
$2.0m
$1.5m
$1.0m
$0.5m
$0.0m
10
13
16
19
22

Price Appreciation of Similar Works
15.8%

Sharpe Ratio (2002-2022) watch video

Elizabeth Peyton	Speculative
All Art	0.55
S&P 500	0.56

34% Progress

INVEST NOW



Elizabeth Peyton

(b. 1965)

Why we like this offering

1. Elizabeth Peyton's style blends the classicism of the Romantic era with a contemporary twist, which makes her one of the most unique and visionary artists of her generation.
2. The painting is characterized by Peyton's signature loose brushwork and use of pastel colors. The figures are rendered in a simplified style, which gives the painting a dreamlike quality. The painting's subject matter is also unconventional, as it depicts two ordinary young men rather than very famous celebrities or historical figures.
3. The Painting was previously held in the collection of famed American fashion designer Marc Jacobs.
4. The Painting was also featured in Peyton's mid-career retrospective Live Forever, being exhibited at the New Museum, Walker Art Center, London White Chapel Gallery, and Bonnefanten Museum in Maastricht, Netherlands between 2008 and 2010.
5. The painting was lauded by critics, who praised Peyton's originality and her ability to capture the essence of her subjects. Aside from the aforementioned, the Painting has since been exhibited in galleries and museums worldwide, including the Royal Academy of Art in London, and is now considered to be one of Peyton's most important works.
6. As of June 1, 2023, portraits similar in size, measuring under 20 by 20 inches to the Painting have sold in excess of $2.4 million at auction. These examples include: "Nick with His Eyes Shut" (2003), which sold for $2,470,000 in November 2022, "David Bowie" (2012), which sold for $2,077,000 in May 2021 and "Flower Ben" (2002).

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Artist Metrics

2022 Total Auction Sales	2022 Auction Lots Sold	All Time Record Price
$11,944,677	58	$2,016,667

Average Prices



985.4K
739K
492.7K
246.3K
11 12 13 14 15 16 17 18 19 20 21 22

Turnover by Year



11.9M
9M
6M
3M
11 12 13 14 15 16 17 18 19 20 21 22

Lots Auctioned



Sold
Unsold
80
60
40
20
11 12 13 14 15 16 17 18 19 20 21 22

Initial Offering Price $501,000

Offering Circular sec.gov/edgar

Painting







About Elizabeth Peyton

Elizabeth Joy Peyton (born 1965) is an American contemporary artist working primarily in painting, drawing, and printmaking. Best known for figures from her own life and those beyond it, including close friends, historical personae, and icons of contemporary culture, Peyton's portraits have regularly featured artists, writers, musicians, and actors. — Wikipedia

INVEST NOW

ELIZABETH PEYTON

b. 1965, UNITED STATES



Oil on board | 12 × 9 in. (30.5 × 23 cm.)

Elizabeth Peyton (b. 1965, Danbury, Connecticut) is an American contemporary artist known for her intimate, stylized portraits of friends, lovers, celebrities, and historical figures.

$501,000
INITIAL OFFERING

15.8%
ANNUAL APPRECIATION OF SIMILAR WORKS[1,2]

16.8%
RECORD PRICE APPRECIATION[3]

8.2%
MEDIAN REPEAT SALE PAIR APPRECIATION[4]

The painting depicts two young men, Ben and Spencer. While Ben is sitting on the chair with his black hair over his shoulders and is leaning away from the viewer, Spencer is trimming his hair. The painting is characterized by Peyton's signature loose brushwork and use of pastel colors. The figures are rendered in a simplified style, which gives the painting a dreamlike quality. The painting's subject matter is also unconventional, as it depicts two ordinary young men rather than very famous celebrities or historical figures. Peyton's style "combines the classicism of the Romantic era with contemporary innovation", which is what makes her one of the most unique and important artists of her generation. By depicting two males in an intimate and vulnerable situation "Peyton shuns the archaic gender system of machoism and toughness, and chooses instead to draw out the feminine beauty and tenderness of her sitters." Ben is a DJ who was Peyton's assistant in the early 2000s and Spencer is a friend of Peyton, who is also an artist named Spencer Sweeny.

The painting was well-received by critics, who praised Peyton's originality and her ability to capture the essence of her subjects. The painting has since been exhibited in galleries and museums around the world, and it is now considered to be one of Peyton's most important works. Haircut (Ben & Spencer) is a beautiful and moving painting that captures the innocence and camaraderie of youth. It is a reminder that even the most ordinary moments can be filled with beauty and meaning. In 2010, Haircut (Ben & Spencer) was sold at auction for HKD 2,750,000 ($350,628) at Sotheby's, Hong Kong. As of June 1, 2023, portraits similar in size, measuring under 20 by 20 inches to the Painting have sold in excess of $2.4 million at auction. These examples include: "Nick with His Eyes Shut" (2003), which sold for $2,470,000 at Sotheby's, New York on November 16, 2022, "David Bowie" (2012), which sold for $2,077,000 at Sotheby's, New York, on May 12, 2021 and "Flower Ben" (2002), which sold for $775,000 at Sotheby's, on November 15, 2018.

AS OF JUNE 15, 2023, PEYTON'S TOP AUCTION RECORDS ARE LED BY "NICK WITH HIS EYES SHUT" (2003), WHICH SOLD FOR $2,470,000 AT SOTHEBY'S, NEW YORK ON NOVEMBER 16, 2022, "DAVID BOWIE" (2012), WHICH SOLD FOR $2,077,000 AT SOTHEBY'S, NEW YORK, ON MAY 12, 2021 AND "LAIM + NOEL IN THE 70'S" (1997), WHICH SOLD FOR $2,070,000 AT CHRISTIE'S, NEW YORK ON NOVEMBER 9, 2021.

Elizabeth Peyton's contribution to art history lies in her ability to infuse her portraits with a sense of emotional intimacy, blurring the line between public and private personas. Peyton's paintings are characterized by their loose brushwork, their use of pastel colors, and their focus on the inner lives of her subjects. Her paintings capture the essence and individuality of her subjects, whether they are iconic figures from the worlds of music, film, or politics, or her close friends and acquaintances. Through her work, Peyton reinvigorated the genre of portraiture, creating a bridge between classical aesthetics and contemporary culture. Her approach resonated with audiences, particularly younger generations, who were drawn to her ability to capture the nuances of personality and the fleeting moments of human connection. Peyton has had solo exhibitions at major museums around the world, including the Museum of Modern Art, the Whitney Museum of American Art, and the Tate Modern. Her works can be found in permanent collections around the world, including the Tate Modern in London, the Museum of Contemporary Art in Los Angeles, and the Centre Pompidou in Paris. In recent years, Peyton's work has become increasingly popular with collectors. Her paintings have sold for six-figure prices at auction.

AUCTION RESULTS FOR SIMILAR WORKS [1,2]


$3M
$2.3M
$1.5M
$0.8M
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

Elizabeth Peyton (b. 1965, Danbury, Connecticut) is an American contemporary artist known for her intimate, stylized portraits of friends, lovers, celebrities, and historical figures. She was born into a family of artists - her father was a painter and her mother was a sculptor. Peyton developed a passion for art at a young age and was deeply influenced by her exposure to classical European paintings during family trips to museums. Peyton began drawing and painting at a young age, and she showed an early talent for portraiture. After graduating from high school, Peyton attended the School of Visual Arts in New York City. She studied painting and drawing, and she also took classes in printmaking and sculpture. After graduating from SVA, Peyton worked as a freelance artist and illustrator. She also began exhibiting her paintings in small galleries in New York City. Her first solo exhibition in 1993 at the Gavin Brown's Enterprise gallery in New York City, was a critical and commercial success and marked the beginning of her rise to fame as a major contemporary artist.





ELIZABETH PEYTON



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The chart below captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Elizabeth Peyton with the following criteria: executed from 2000 to present, measuring under 24 by 24 inches excluding works featuring more than one full figure, fully nude figures and works with only animals and objects. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 15.8% CAGR implied from selected sales occurring from October 15, 2010 to November 16, 2022.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Paintings by Elizabeth Peyton have a record price compound annual growth rate ("CAGR") of 16.8% from May 17, 2000, to December 31, 2022. This calculation is based on (i) a record price of $60,000 on May 17, 2000, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $ $2,016,667, the most recent record price as of December 31, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

4. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist's market over time. The median repeat sale pair appreciation for Elizabeth Peyton is 8.2%, which is based on 8 repeat sales during the time period beginning on the first purchase price date for the artist's earliest repeat sales pair, which in the case of Elizabeth Peyton was November 14, 2002, and ending on the last date a repeat sale occurred for such artist, which in the case of Elizabeth Peyton was November 16, 2022. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.

The information contained on the Masterworks website has been prepared by Masterworks without reference to any particular user's investment requirements or financial situation. Potential investors are encouraged to consult with professional tax, legal, and financial advisors before making any investment into a Masterworks offering. All investments involve risk, including the risk of the loss of all of your invested capital. Please consider carefully the investment objectives, risks, transaction costs, and other expenses related to an investment prior to deciding to invest. Diversification and asset allocation do not ensure profit or guarantee against loss. Investment decisions should be based on an individual's own goals, time horizon, and tolerance for risk.

YOU MUST CAREFULLY REVIEW THE RELEVANT MASTERWORKS OFFERING CIRCULAR AND OFFERING STATEMENT BEFORE DECIDING TO INVEST.

Investment overviews on the Masterworks website contain summaries of the purpose and the principal business terms of the investment opportunities. Such summaries are intended for informational purposes only and do not purport to be complete, and each is qualified in its entirety by reference to the more detailed discussions contained in the respective Offering Circular filed with sec or other offering materials relating to such investment opportunity.

An indication of interest involves no obligation or commitment of any kind by either party. By using this website, you accept the Masterworks Terms of Use (which require that disputes be resolved through binding arbitration) and Privacy Policy. Any person interested in investing in any Masterworks offering should review our disclosures and the most recent publicly filed offering statement relating to that offering, a copy of which will be available on this website (www.masterworks.com), or as available on the sec's edgar website.

Masterworks is not registered, licensed, or supervised as a broker dealer by the sec, the Financial Industry Regulatory Authority (FINRA), or any other financial regulatory authority.

Masterworks does not offer refunds after an investment has been made. Please review the relevant offering materials and subscription documentation before making an investment decision. For additional important information, see "Important Disclosures".

Masterworks, LLC is located at 225 Liberty Street, 29th Floor, New York NY, 10281.